MINEFILL SERVICES, INC.
SUITE 200, 595 HOWE STREET
TELEPHONE: 604-683-3855
FAX: 604-683-3865

British Columbia Securities Commission

Dear SirsMesdames:

I, David M.R. Stone, P.Eng., of Minefill Services, Inc., do hereby consent to the public filing, with the regulatory authority referred to above, and with any other applicable regulatory authorities, of the technical report titled "Revised Technical Report on the Pine Grove Project, Lyon County, Nevada", dated December 4, 2007 (the "Technical Report") and to extracts from or a summary of the Technical Report in the written disclosure in the news release by Lincoln Gold Corporation dated December 20th, 2007.

I also certify that I have read the news release by Lincoln Gold Corporation dated December 20th, 2007 and it fairly and accurately represents the information in the Technical Report.

Dated this 20th day of December, 2007-

/s/ David M.R. Stone, P. Eng.

David M.R. Stone, P. Eng.
Mining Consultant
Minefill Services, Inc.